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SECURITI 05037132 **MISSION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 2 4 2005
WASH. D.C. 202 SECTION

SEC FILE NUMBER
8-9312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-04___   AND ENDING ___12-31-04___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PHILLIPS & TOBER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1610 Wynkoop Street, Suite 500___
                (No. and Street)

___Denver___   ___CO___   ___80202___
  (City)   (State)   (Zip Code)

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___J.D. Finley___   ___(303) 629-1616___
                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___EHRHARDT KEEFE STEINER & HOTTMAN PC___
(Name - *if individual, state last, first, middle name*)

___7979 EAST TUFTS AVE., SUITE 400___   ___ENGLEWOOD, CO___   ___80237___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, J.D. Finley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Phillips & Tober, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

[X]	a.	Facing page.
[X]	b.	Statement of Financial Condition.
[X]	c.	Statement of Income (Loss).
[X]	d.	Statement of Cash Flows.
[X]	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ]	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]	g.	Computation of Net Capital.
[ ]	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ]	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
[ ]	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
[ ]	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
[X]	l.	An Oath or Affirmation.
[ ]	m.	A Copy of the SIPC Supplemental Report.
[ ]	n.	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PHILLIPS & TOBER, INC.

Table of Contents



EKS&H

Ehrhardt
Keefe
Steiner &
Hottman PC

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Phillips & Tober, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Phillips & Tober, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips & Tober, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 8, 2005
Denver, Colorado

7979 E. Tufts Avenue, Suite 400   Denver, Colorado 80237-2843
303 740-9400   Fax 303 740-9009
Member of the Leading Edge Alliance, DFK & PKF International - Affiliations of Firms Providing Services in Cities Worldwide

PHILLIPS & TOBER, INC.

Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	131,041
Commissions and underwriting fees receivable		69,811
Note receivable		300,000
Other assets		382
Total assets	$	501,234

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable	$	5,199
Accounts payable and accrued expenses		3,389
Accrued expenses - officers		42,808
Total liabilities		51,396
Commitments and contingencies		
Stockholders' equity		
Common stock, $.10 par value, 250,000 shares authorized; 44,000 shares issued and outstanding		4,400
Additional paid-in capital		160,601
Retained earnings		462,172
Common stock in treasury, 16,815 shares at cost		(177,335)
Total stockholders' equity		449,838
Total liabilities and stockholders' equity	$	501,234

See notes to financial statements.

PHILLIPS & TOBER, INC.

Statement of Operations
For the Year Ended December 31, 2004

Revenues		
Underwriting income	$	3,354,600
Commissions		153,726
Other		26,452
Total revenues		3,534,778
Expenses		
Officer salaries		410,318
Office salaries and benefits		190,562
Consulting fees - related party		410,000
Other operating		342,234
Occupancy		84,893
Total expenses		1,438,007
Net income	$	2,096,771

See notes to financial statements.

PHILLIPS & TOBER, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - December 31, 2003	$ 4,400	$ 160,601	$ 556,514	$ (177,335)	$ 544,180
Net income	-	-	2,096,771	-	2,096,771
Distributions paid	-	-	(2,191,113)	-	(2,191,113)
Balance - December 31, 2004	$ 4,400	$ 160,601	$ 462,172	$ (177,335)	$ 449,838

See notes to financial statements.

PHILLIPS & TOBER, INC.

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 2,096,771
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions and underwriting fees receivable	(67,331)
Arbitration settlement receivable	150,066
Other assets	1,012
Commissions payable	3,272
Accounts payable and accrued expenses	1,373
Accrued expenses - officers	36,764
	125,156
Net cash provided by operating activities	2,221,927
Cash flows from investing activities	
Payments for notes receivable	(308,000)
Collections on notes receivable, stockholders and affiliate	44,092
Net cash used in investing activities	(263,908)
Cash flows from financing activities	
Distributions paid	(2,191,113)
Net cash used in financing activities	(2,191,113)
Net decrease in cash and cash equivalents	(233,094)
Cash and cash equivalents - beginning of year	364,135
Cash and cash equivalents - end of year	$ 131,041

See notes to financial statements.

- 5 -

PHILLIPS & TOBER, INC.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Phillips & Tober, Inc., (the Company), is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business.

The Company operates pursuant to paragraph (k)(1) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. All customer funds and securities received, if any, are promptly transmitted. In addition, the Company's broker/dealer transactions are limited primarily to redeemable securities of registered investment companies. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided utilizing accelerated methods over the estimated useful lives for owned assets, ranging from 5 to 10 years, and the shorter of the estimated useful life or related lease terms for leasehold improvements. All property and equipment is fully depreciated at December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is an S Corporation as defined by the Internal Revenue Code. In lieu of corporate income taxes, the stockholders are taxed on 100% of the Company's taxable income. Therefore, no provision or liability for federal taxes has been included in these financial statements.

Note 2 - Note Receivable

Note receivable consists of the following as of December 31, 2004:

Unsecured subordinate note receivable from a third party, monthly interest payments at prime less 1% (4.25% at December 31, 2004), the note is due on the earlier of 90 days following demand or on May 31, 2014.	$ 300,000

Note 3 - Employee Benefit Plans

The Company maintains a money purchase pension plan and profit sharing and 401(k) plan which covers substantially all employees. Contributions to the money purchase pension plan and the 401(k) component of the profit sharing plan are both based on minimum funding percentage requirements and eligible salaries. Contributions to the non 401(k) component of the profit sharing plan are made at the discretion of the Company. The Company's contributions are fully vested to the participant upon entrance to the plan. The Company's contributions were $69,267 during the year ended December 31, 2004.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2004, the net capital data is as follows:

Net Capital	Net Capital Requirement	Aggregate Indebtedness	Capital Ratio
$145,086	$25,000	$51,396	0.35 to 1

Note 5 - Lease Obligations

On January 1, 2005, the Company renewed the lease agreement for its office facilities with a related partnership (a Company stockholder is a partner in the lessor) for a 60-month period, which provides for monthly payments ranging from $4,100 to $5,000 throughout the term of the lease.

Minimum lease payments for the initial non-cancelable portion of the office lease in effect at December 31, 2004 are as follows:

Year Ending December 31,

2005	$	49,200
2006		52,800
2007		56,100
2008		60,000
2009		60,000
Total minimum lease payments	$	278,100

Total rent expense for the year ended December 31, 2004 was $61,800.

Note 6 - Commitments and Contingencies

The Company has a stock redemption agreement with a stockholder. Upon the stockholder's cessation as an employee, desire to sell shares of stock, or death, the Company has the right of first refusal to redeem such stockholder's stock for the book value at the end of the month preceding the date the Company may repurchase the shares. Should the Company not redeem the shares offered, other stockholders, if any, have the right to acquire the shares.

Arbitration and Other Contingencies

During 2004, the Company received a settlement payment of $150,066 relating to an arbitration with it's former president. Such amount was accrued and reflected in the 2003 statement of operations.

During the normal course of business, the Company is subject to inquiries by the Securities and Exchange Commission as well as the National Association of Securities Dealers. Management does not believe the impact of such inquiries will have a material effect, if any, on the accompanying financial statements.

SUPPLEMENTARY SCHEDULE

PHILLIPS & TOBER, INC.

Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net Capital

Total stockholder's equity	$ 449,838
Deductions	
Commissions receivable	4,370
Note receivable	300,000
Other assets	382
Total deductions	304,752
Net capital	$ 145,086

Aggregate Indebtedness

Commissions payable	$ 5,199
Accounts payable and accrued expenses	3,389
Accrued expenses - officers	42,808
Total aggregate indebtedness	$ 51,396

Computation of Basic Net Capital Requirements

Required minimum net capital	$ 25,000
Capital in excess of minimum requirement	$ 120,086
Ratio of aggregate indebtedness to net capital	0.35

Reconciliation with Company's computation:

There is no material difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2004 and the audited computation above.



EKS&H

Ehrhardt
Keefe
Steiner &
Hottman PC

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
Phillips & Tober, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Phillips & Tober, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 11 -

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 8, 2005
Denver, Colorado